File No. 812-15961

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

CIFC DIRECT LENDING EVERGREEN FUND, CIFC PRIVATE CREDIT MANAGEMENT LLC, CIFC ASSET MANAGEMENT LLC, LBC CREDIT MANAGEMENT, L.P., CETO FUND LP, CIFC DIRECT LENDING EVERGREEN FUND SB SPV, LLC, CIFC EUROPEAN FUNDING CLO VII DESIGNATED ACTIVITY COMPANY, CIFC FUNDING 2019-VII, LTD., CIFC FUNDING 2025-III, LTD., CIFC FUNDING 2025-IV, LTD., CIFC FUNDING 2025-V, LTD., CIFC FUNDING 2025-VI, LTD., CIFC SENIOR SECURED CORPORATE LOAN FUND UNIT TRUST, CIFC SENIOR SECURED CORPORATE LOAN ISR FUND LP, CIFC SENIOR SECURED CORPORATE LOAN MASTER FUND LP, CIFC TOTAL RETURN CREDIT FUND I UNIT TRUST, LBC CREDIT PARTNERS VI HOLDINGS LP, LBC FEEDER FUND III, L.P., LBC FEEDER FUND IV, L.P., LBC-A CREDIT FUND II, L.P., LBC-P CO-INVESTMENT FUND, L.P., TEXAS DEBT CAPITAL EUROPEAN CLO 2024-I DESIGNATED ACTIVITY COMPANY, TEXAS DEBT CAPITAL EUROPEAN CLO 2025-I DESIGNATED ACTIVITY COMPANY, CIFC CLO OPPORTUNITY FUND III LP, CIFC CLO OPPORTUNITY FUND III (UST) LP, CIFC CLO OPPORTUNITY FUND IV (UST) LP, CIFC CLO OPPORTUNITY FUND IV, LP, CIFC CLO OPPORTUNITY FUND V (UST) LP, CIFC CLO OPPORTUNITY FUND V LP, CIFC DIRECT LENDING EVERGREEN (CAYMAN) FUND LP, CIFC DIRECT LENDING EVERGREEN (US) FUND LP, CIFC SECONDARY OPPORTUNITIES FUND II LP, CIFC SENIOR SECURED CORPORATE LOAN FUND (CAYMAN) LTD., CIFC SENIOR SECURED CORPORATE LOAN FUND 2013-I LTD, CIFC SENIOR SECURED CORPORATE LOAN FUND L.P., CIFC CLO ENHANCED INCOME FUND (UST) LP, CIFC CLO ENHANCED INCOME FUND LP, CIFC-LBC CREDIT FUND O LP, LBC CREDIT PARTNERS II LP, LBC CREDIT PARTNERS III, L.P., LBC CREDIT PARTNERS IV, L.P., LBC CREDIT PARTNERS LP, LBC CREDIT PARTNERS V FEEDER, L.P., LBC CREDIT PARTNERS V, L.P., LBC CREDIT PARTNERS VI FEEDER LP, LBC CREDIT PARTNERS VI LP, LBC-P CREDIT FUND, L.P., CIFC DIRECT LENDING EVERGREEN FUNDING LLC, CIFC CLO ALPHA FUND II LP, CIFC CLO ALPHA FUND LP, CIFC CLO MANAGEMENT II LLC, CIFC CLO MANAGEMENT III LLC, CIFC CLO MANAGEMENT LLC, CIFC VS MANAGEMENT LLC, CIFC ASSET MANAGEMENT EUROPE LTD., CIFC CLO MOPP FUND II LP, CIFC CLO OPPORTUNITY MASTER FUND III LP, CIFC CLO OPPORTUNITY MASTER FUND IV, LP, CIFC CLO OPPORTUNITY MASTER FUND V LP, CIFC CLO STRATEGIC PARTNERS II LP, CIFC CLO STRATEGIC PARTNERS LP, CIFC EUROPEAN FUNDING CLO I DESIGNATED ACTIVITY COMPANY, CIFC EUROPEAN FUNDING CLO II DESIGNATED ACTIVITY COMPANY, CIFC EUROPEAN FUNDING CLO III DESIGNATED ACTIVITY COMPANY, CIFC EUROPEAN FUNDING CLO IV DESIGNATED ACTIVITY COMPANY, CIFC EUROPEAN FUNDING CLO V DESIGNATED ACTIVITY COMPANY, CIFC EUROPEAN FUNDING CLO VI DESIGNATED ACTIVITY COMPANY, CIFC FUNDING 2013-II, LTD., CIFC FUNDING 2013-III-R, LTD., CIFC FUNDING 2014, LTD., CIFC FUNDING 2014-III, LTD., CIFC FUNDING 2014-II-R, LTD., CIFC FUNDING 2014-IV-R, LTD., CIFC FUNDING 2014-V, LTD., CIFC FUNDING 2015-IV, LTD., CIFC FUNDING 2016-I, LTD, CIFC FUNDING 2017-I, LTD., CIFC FUNDING 2017-III, LTD., CIFC FUNDING 2017-IV, LTD., CIFC FUNDING 2017-V, LTD., CIFC FUNDING 2018-I, LTD., CIFC FUNDING 2018-II, LTD, CIFC FUNDING 2018-III, LTD., CIFC FUNDING 2018-IV, LTD., CIFC FUNDING 2018-V, LTD., CIFC FUNDING 2019-I, LTD., CIFC FUNDING 2019-II, LTD., CIFC FUNDING 2019-III, LTD., CIFC FUNDING 2019-IV, LTD., CIFC FUNDING 2019-V, LTD., CIFC FUNDING 2019-VI, LTD., CIFC FUNDING 2020-I, LTD., CIFC FUNDING 2020-II, LTD, CIFC FUNDING 2020-III, LTD., CIFC FUNDING 2020-IV, LTD., CIFC FUNDING 2021-I, LTD., CIFC FUNDING 2021-II, LTD., CIFC FUNDING 2021-III, LTD., CIFC FUNDING 2021-IV, LTD., CIFC FUNDING 2021-V, LTD, CIFC FUNDING 2021-VI, LTD., CIFC FUNDING 2021-VII, LTD., CIFC FUNDING 2022-I, LTD., CIFC FUNDING 2022-II, LTD, CIFC FUNDING 2022-III, LTD., CIFC FUNDING 2022-IV, LTD., CIFC FUNDING 2022-V, LTD., CIFC FUNDING 2022-VI, LTD., CIFC FUNDING 2022-VII, LTD., CIFC FUNDING 2023-I, LTD., CIFC FUNDING 2023-II, LTD., CIFC FUNDING 2023-III, LTD., CIFC FUNDING 2024-I, LTD., CIFC FUNDING 2024-II, LTD., CIFC FUNDING 2024-III, LTD., CIFC FUNDING 2024-IV, LTD., CIFC FUNDING 2024-V, LTD., CIFC FUNDING 2025-I, LTD., CIFC FUNDING 2025-II, LTD., CIFC GLOBAL FLOATING RATE CREDIT FUND, CIFC IG CLO J FUND LP, CIFC J FUND IG CLO LLC, CIFC J FUND OPPORTUNISTIC CLO LLC, CIFC STONE WAREHOUSE III LTD., TDC WRANGLER WAREHOUSE LTD., CIFC HARBOUR TOWN WAREHOUSE LTD., CIFC JAVELIN WAREHOUSE LTD., CIFC RAVELLO WAREHOUSE LTD., CIFC GOLDENEYE EU WAREHOUSE DESIGNATED ACTIVITY CO, CIFC SPEAR III WAREHOUSE LTD., CIFC MONEYPENNY EU WAREHOUSE DESIGNATED ACTIVITY CO, TDC BROOMSEDGE WAREHOUSE, LTD., CIFC ONE YORK WAREHOUSE LTD., CIFC QUANTUM SOLACE EU WH DESIGNATED ACTIVITY CO, CIFC EUROPEAN FUNDING CLO III DESIGNATED ACTIVITY CO, CIFC LOAN OPPORTUNITY FUND II, LTD., CIFC LOAN

OPPORTUNITY FUND, LTD., CIFC MASTER FUND LP, CIFC MCC I WAREHOUSE LTD., CIFC NPF (LUX) FUND S.C.SP.-SIF, CIFC SC CREDIT OPPORTUNITIES FUND LP, CIFC CLO ENHANCED INCOME MASTER FUND LP, CIFC VS HOLDINGS LLC, CIFC-LBC MIDDLE MARKET CLO 2023-1 LLC, TDC BBQ WAREHOUSE II LTD., TEXAS DEBT CAPITAL CLO 2024-I, LTD., TDC CONCENTRATED A-FACILITY LTD., TEXAS DEBT CAPITAL CLO 2024-II, LTD., TEXAS DEBT CAPITAL CLO 2023-I, LTD., TEXAS DEBT CAPITAL CLO 2023-II, LTD., TEXAS DEBT CAPITAL CLO 2025-I, LTD., TEXAS DEBT CAPITAL LP, CIFC FUNDING 2025-VIII, LTD., CIFC FUNDING 2025-VII, LTD., CIFC CREDIT PARTNERS VII LP, CIFC CREDIT PARTNERS VII FEEDER LP, CIFC CLO OPPORTUNITY VI (UST) LP, CIFC CLO OPPORTUNITY MASTER FUND VI LP, CIFC CLO OPPORTUNITY FUND VI LP, CIFC FUNDING 2025-IX, LTD.

CIFC Private Credit Management LLC

1 SE 3rd Avenue, Suite 1660

Miami, FL 33131

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Asha Richards

Senior Managing Director and General Counsel

CIFC Private Credit Management LLC

1 SE 3rd Avenue, Suite 1660

Miami, FL 33131

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525	Alexander Karampatsos, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 (202) 261-3402

June 1, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF	: APPLICATION FOR AN ORDER
CIFC DIRECT LENDING EVERGREEN FUND,	: PURSUANT TO SECTIONS 17(d)
CIFC PRIVATE CREDIT MANAGEMENT LLC,	: AND 57(i) OF THE INVESTMENT
CIFC ASSET MANAGEMENT LLC, LBC	: COMPANY ACT OF 1940 AND
CREDIT MANAGEMENT, L.P., CETO FUND LP,	: RULE 17d-1 UNDER THE
CIFC DIRECT LENDING EVERGREEN FUND	: INVESTMENT COMPANY ACT OF
SB SPV, LLC, CIFC EUROPEAN FUNDING CLO	: 1940 PERMITTING CERTAIN
VII DESIGNATED ACTIVITY COMPANY, CIFC	: JOINT TRANSACTIONS
FUNDING 2019-VII, LTD., CIFC FUNDING 2025-	: OTHERWISE PROHIBITED BY
III, LTD., CIFC FUNDING 2025-IV, LTD., CIFC	: SECTIONS 17(d) AND 57(a)(4) OF
FUNDING 2025-V, LTD., CIFC FUNDING 2025-	: AND RULE 17d-1 UNDER THE
VI, LTD., CIFC SENIOR SECURED	: INVESTMENT COMPANY ACT OF
CORPORATE LOAN FUND UNIT TRUST, CIFC	: 1940
SENIOR SECURED CORPORATE LOAN ISR	:
FUND LP, CIFC SENIOR SECURED	:
CORPORATE LOAN MASTER FUND LP, CIFC	:
TOTAL RETURN CREDIT FUND I UNIT	:
TRUST, LBC CREDIT PARTNERS VI	:
HOLDINGS LP, LBC FEEDER FUND III, L.P.,	:
LBC FEEDER FUND IV, L.P., LBC-A CREDIT	:
FUND II, L.P., LBC-P CO-INVESTMENT FUND,	:
L.P., TEXAS DEBT CAPITAL EUROPEAN CLO	:
2024-I DESIGNATED ACTIVITY COMPANY,	:
TEXAS DEBT CAPITAL EUROPEAN CLO 2025-
I DESIGNATED ACTIVITY COMPANY,
CIFC CLO OPPORTUNITY FUND III LP, CIFC
CLO OPPORTUNITY FUND III (UST) LP, CIFC
CLO OPPORTUNITY FUND IV (UST) LP, CIFC
CLO OPPORTUNITY FUND IV, LP, CIFC CLO
OPPORTUNITY FUND V (UST) LP, CIFC CLO
OPPORTUNITY FUND V LP, CIFC DIRECT
LENDING EVERGREEN (CAYMAN) FUND LP,
CIFC DIRECT LENDING EVERGREEN (US)
FUND LP, CIFC SECONDARY
OPPORTUNITIES FUND II LP, CIFC SENIOR
SECURED CORPORATE LOAN FUND
(CAYMAN) LTD., CIFC SENIOR SECURED
CORPORATE LOAN FUND 2013-I LTD, CIFC
SENIOR SECURED CORPORATE LOAN FUND
L.P., CIFC CLO ENHANCED INCOME FUND
(UST) LP, CIFC CLO ENHANCED INCOME
FUND LP, CIFC-LBC CREDIT FUND O LP, LBC
CREDIT PARTNERS II LP, LBC CREDIT
PARTNERS III, L.P., LBC CREDIT PARTNERS
IV, L.P., LBC CREDIT PARTNERS LP, LBC
CREDIT PARTNERS V FEEDER, L.P., LBC
CREDIT PARTNERS V, L.P., LBC CREDIT
PARTNERS VI FEEDER LP, LBC CREDIT
PARTNERS VI LP
LBC-P CREDIT FUND, L.P., CIFC DIRECT
LENDING EVERGREEN FUNDING LLC, CIFC
CLO ALPHA FUND II LP, CIFC CLO ALPHA
FUND LP, CIFC CLO MANAGEMENT II LLC,
CIFC CLO MANAGEMENT III LLC, CIFC CLO
MANAGEMENT LLC, CIFC VS MANAGEMENT
LLC, CIFC ASSET MANAGEMENT EUROPE

LTD., CIFC CLO MOPP FUND II LP, CIFC CLO
OPPORTUNITY MASTER FUND III LP, CIFC
CLO OPPORTUNITY MASTER FUND IV, LP,
CIFC CLO OPPORTUNITY MASTER FUND V
LP, CIFC CLO STRATEGIC PARTNERS II LP,
CIFC CLO STRATEGIC PARTNERS LP, CIFC
EUROPEAN FUNDING CLO I DESIGNATED
ACTIVITY COMPANY, CIFC EUROPEAN
FUNDING CLO II DESIGNATED ACTIVITY
COMPANY, CIFC EUROPEAN FUNDING CLO
III DESIGNATED ACTIVITY COMPANY, CIFC
EUROPEAN FUNDING CLO IV DESIGNATED
ACTIVITY COMPANY, CIFC EUROPEAN
FUNDING CLO V DESIGNATED ACTIVITY
COMPANY, CIFC EUROPEAN FUNDING CLO
VI DESIGNATED ACTIVITY COMPANY, CIFC
FUNDING 2013-II,
LTD., CIFC FUNDING 2013-III-R, LTD., CIFC
FUNDING 2014, LTD., CIFC FUNDING 2014-III,
LTD., CIFC FUNDING 2014-II-R, LTD., CIFC
FUNDING 2014-IV-R, LTD., CIFC FUNDING
2014-V, LTD., CIFC FUNDING 2015-IV, LTD.,
CIFC FUNDING 2016-I, LTD, CIFC FUNDING
2017-I, LTD., CIFC FUNDING 2017-III, LTD.,
CIFC FUNDING 2017-IV, LTD., CIFC FUNDING
2017-V, LTD., CIFC FUNDING 2018-I, LTD.,
CIFC FUNDING 2018-II, LTD, CIFC FUNDING
2018-III, LTD., CIFC FUNDING 2018-IV, LTD.,
CIFC FUNDING 2018-V, LTD., CIFC FUNDING
2019-I, LTD., CIFC FUNDING 2019-II, LTD.,
CIFC FUNDING 2019-III, LTD., CIFC FUNDING
2019-IV, LTD., CIFC FUNDING 2019-V, LTD.,
CIFC FUNDING 2019-VI, LTD., CIFC FUNDING
2020-I, LTD., CIFC FUNDING 2020-II, LTD,
CIFC FUNDING 2020-III, LTD., CIFC FUNDING
2020-IV, LTD., CIFC FUNDING 2021-I, LTD.,
CIFC FUNDING 2021-II, LTD., CIFC FUNDING
2021-III, LTD., CIFC FUNDING 2021-IV, LTD.,
CIFC FUNDING 2021-V, LTD, CIFC FUNDING
2021-VI, LTD., CIFC FUNDING 2021-VII, LTD.,
CIFC FUNDING 2022-I, LTD., CIFC FUNDING
2022-II, LTD, CIFC FUNDING 2022-III, LTD.,
CIFC FUNDING 2022-IV, LTD., CIFC FUNDING
2022-V, LTD., CIFC FUNDING 2022-VI, LTD.,
CIFC FUNDING 2022-VII, LTD., CIFC FUNDING
2023-I, LTD., CIFC FUNDING 2023-II, LTD.,
CIFC FUNDING 2023-III, LTD., CIFC FUNDING
2024-I, LTD., CIFC FUNDING 2024-II, LTD.,
CIFC FUNDING 2024-III, LTD., CIFC FUNDING
2024-IV, LTD., CIFC FUNDING 2024-V, LTD.,
CIFC FUNDING 2025-I, LTD., CIFC FUNDING
2025-II, LTD., CIFC IG CLO J FUND LP, CIFC J
FUND IG CLO LLC, CIFC J FUND
OPPORTUNISTIC CLO LLC, TDC WRANGLER
WAREHOUSE LTD., CIFC HARBOUR TOWN

WAREHOUSE LTD., CIFC JAVELIN
WAREHOUSE LTD.,
CIFC RAVELLO WAREHOUSE LTD.,
CIFC GOLDENEYE EU WAREHOUSE
DESIGNATED ACTIVITY CO,
CIFC SPEAR III WAREHOUSE LTD.,
CIFC MONEYPENNY EU WAREHOUSE
DESIGNATED ACTIVITY CO,
TDC BROOMSEDGE WAREHOUSE, LTD.,
CIFC ONE YORK WAREHOUSE LTD.,
CIFC QUANTUM SOLACE EU WH
DESIGNATED ACTIVITY CO,
CIFC EUROPEAN FUNDING CLO III
DESIGNATED ACTIVITY CO,
CIFC STONE
WAREHOUSE III LTD., CIFC LOAN
OPPORTUNITY FUND II, LTD., CIFC LOAN
OPPORTUNITY FUND, LTD., CIFC MASTER
FUND LP, CIFC MCC I WAREHOUSE LTD.,
CIFC NPF (LUX) FUND S.C.SP.-SIF, CIFC
SC CREDIT
OPPORTUNITIES FUND LP, CIFC CLO
ENHANCED INCOME MASTER FUND LP,
CIFC VS HOLDINGS LLC, CIFC-LBC MIDDLE
MARKET CLO 2023-1 LLC, TDC BBQ
WAREHOUSE II LTD.,
TEXAS DEBT CAPITAL
CLO 2024-I, LTD., TDC
CONCENTRATED A-FACILITY LTD.,
TEXAS
DEBT CAPITAL CLO 2024-II, LTD., TEXAS
DEBT CAPITAL CLO 2023-I, LTD., TEXAS
DEBT CAPITAL CLO 2023-II, LTD., TEXAS
DEBT CAPITAL CLO 2025-I, LTD., TEXAS
DEBT CAPITAL LP, CIFC GLOBAL
FLOATING RATE CREDIT FUND, CIFC
FUNDING 2025-VIII, LTD., CIFC FUNDING 2025-VII,
LTD., CIFC CREDIT PARTNERS VII LP, CIFC
CREDIT PARTNERS VII FEEDER LP, CIFC CLO
OPPORTUNITY VI (UST) LP, CIFC CLO
OPPORTUNITY MASTER FUND VI LP, CIFC CLO
OPPORTUNITY FUND VI LP, CIFC FUNDING 2025-
IX, LTD.

1 SE 3RD AVENUE, SUITE 1660
MIAMI, FL 33131

File No. 812-15961

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•

CIFC Direct Lending Evergreen Fund (the “Fund” or the “Existing Regulated Fund”), a Delaware statutory trust that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•

CIFC Private Credit Management LLC (“Fund Adviser”), a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to the Fund, on behalf of itself and its successors;[2]

•

CIFC Asset Management LLC (“CIFC Asset Management”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act and that serves as investment adviser to certain of the Existing Affiliated Funds (defined below), on behalf of itself and its successors;

•

LBC Credit Management, L.P. d/b/a LBC Credit Partners (“LBC Credit Management”), a Delaware limited partnership that is registered as an investment adviser under the Advisers Act and serves as investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors;

•

The investment advisers to the Existing Affiliated Funds (as defined below) that are identified on Schedule A (the “Existing Advisers to Existing Affiliated Funds” and, together with Fund Adviser, CIFC Asset Management, and LBC Credit Management, the “Existing Advisers”); and

•

The investment funds set forth on Schedule B hereto, each of which is a separate and distinct legal entity whose investment adviser is an Adviser (as defined below) and that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and collectively with the Existing Regulated Fund and Existing Advisers, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means the Existing Advisers and any other investment adviser controlling, controlled by or under common control with an Existing Adviser. The term “Adviser” also includes any internally managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. The Existing Regulated Fund

The Fund was organized as a limited partnership on November 26, 2024 and subsequently converted to a Delaware statutory trust and operates as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. The Fund also intends to qualify and elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a RIC in the future. The Fund is managed by Fund Adviser pursuant to an investment advisory agreement. The Fund’s principal place of business is 1 SE 3rd Avenue, Suite 1660, Miami, FL 33131.

The Fund’s objective is to seek to maximize current return while preserving investors’ capital by originating and managing a diversified portfolio of primarily senior loans to U.S. companies. The Fund has a board of trustees (the “Fund Board”), which is comprised of five trustees, three of whom are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B. The Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is an Adviser and which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10 A table setting forth the Existing Affiliated Funds and their Adviser and investment strategies is included on Schedule A hereto.

C. The Existing Advisers

Fund Adviser, CIFC Asset Management, LBC Credit Management, or one of the Existing Advisers to Existing Affiliated Funds set forth in Schedule A hereto, serve as the investment adviser of the Existing Regulated Fund and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund.

Fund Adviser is organized as a limited liability company under the laws of the state of Delaware. Fund Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to the Fund. CIFC Corp. is the sole member of CIFC Asset Management Holdings LLC, which is the sole member of Fund Adviser.

CIFC Asset Management is organized as a limited liability company under the laws of the state of Delaware. CIFC Asset Management is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as investment adviser to certain of the Existing Affiliated Funds. CIFC Corp. is the sole member of CIFC Asset Management Holdings LLC, which is the sole member of CIFC Asset Management.

LBC Credit Management is organized as a limited partnership under the laws of the state of Delaware. LBC Credit Management is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as investment adviser to certain of the Existing Affiliated Funds. CIFC Corp. is the sole member of LBC Credit Management GP, LLC, which is the general partner of LBC Credit Management.

Each of the Existing Advisers to Existing Affiliated Funds, set forth in Schedule A hereto, relies on the registration under the Advisers Act of CIFC Asset Management. Each of the Existing Advisers to Existing Affiliated Funds is (1) an indirect wholly owned subsidiary of CIFC LLC or its affiliates; and/or (2) ultimately governed and managed by an entity that is an indirect wholly owned subsidiary of CIFC. Fund Adviser, CIFC Asset Management and LBC Credit Management each act as investment adviser to one or more of the Existing Affiliated Funds.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.
[10]

In the future, an Affiliated Entity that is not a Regulated Fund may register as an investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

Descriptions of the Existing Advisers to Existing Affiliated Funds are set forth in Schedule A hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund, or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each directly or indirectly majority-owned by CIFC Corp., are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the Board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire Board of the Regulated Fund at the Board’s next regularly-scheduled meeting.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a)

Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Asha Richards

Senior Managing Director and General Counsel

CIFC Private Credit Management LLC

1 SE 3rd Avenue, Suite 1660

Miami, FL 33131

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036	Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

[21]

See, e.g., Partners Group Private Equity (Master Fund) LLC, et al. (File No. 812-15772), Release No. IC-35708 (August 7, 2025) (notice), Release No. IC-35736 (September 3, 2025) (order); Gemcorp Commodities Alternative Products Fund, et al. (File No. 812-15600), Release No. IC-35701 (July 30, 2025) (notice), Release No. IC-35733 (September 2, 2025) (order); Fortress Private Lending Fund, et al. (File No. 812-15551), Release No. IC- 35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., et al. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, et al. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); Denali Structured Return Strategy Fund, et al. (File No. 812-15620), Release No. IC-35682 (July 17, 2025) (notice), Release No. IC-35711 (August 12, 2025) (order); First Trust Real Assets Fund, et al. (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, et al. (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, et al. (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order).

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The persons executing the Application on behalf of the Applicants being duly sworn deposes and says that they have duly executed the Application for and on behalf of the applicable entities listed; that they are authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 1st day of June, 2026.

CIFC Direct Lending Evergreen Fund

By:	/s/ Asha Richards
Name: Asha Richards
Title: Chief Legal Officer

CIFC Private Credit Management LLC

By:	/s/ Asha Richards
Name: Asha Richards
Title: General Counsel

CIFC Asset Management LLC

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory

LBC Credit Management, L.P.

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory

CETO Fund LP
CIFC Direct Lending Evergreen Fund SB SPV, LLC
CIFC European Funding CLO VII Designated Activity
Company
CIFC Funding 2019-VII, Ltd.
CIFC Funding 2025-III, Ltd.
CIFC Funding 2025-IV, Ltd.
CIFC Funding 2025-V, Ltd.
CIFC Funding 2025-VI, Ltd.
CIFC Senior Secured Corporate Loan Fund Unit Trust
CIFC Senior Secured Corporate Loan ISR Fund LP
CIFC Senior Secured Corporate Loan Master Fund LP
CIFC Total Return Credit Fund I Unit Trust
LBC Credit Partners VI Holdings LP
LBC Feeder Fund III, L.P.
LBC Feeder Fund IV, L.P.
LBC-A Credit Fund II, L.P.
LBC-P Co-Investment Fund, L.P.
Texas Debt Capital European CLO 2024-I Designated
Activity Company
Texas Debt Capital European CLO 2025-I Designated
Activity Company
CIFC CLO Opportunity Fund III LP
CIFC CLO Opportunity Fund III (UST) LP
CIFC CLO Opportunity Fund IV (UST) LP
CIFC CLO Opportunity Fund IV, LP
CIFC CLO Opportunity Fund V (UST) LP
CIFC CLO Opportunity Fund V LP
CIFC Direct Lending Evergreen (Cayman) Fund LP
CIFC Direct Lending Evergreen (US) Fund LP
CIFC Secondary Opportunities Fund II LP
CIFC Senior Secured Corporate Loan Fund (Cayman) Ltd.
CIFC Senior Secured Corporate Loan Fund 2013-I Ltd
CIFC Senior Secured Corporate Loan Fund L.P.
CIFC CLO Enhanced Income Fund (UST) LP
CIFC CLO Enhanced Income Fund LP
CIFC CLO Enhanced Income Master Fund LP
CIFC-LBC Credit Fund O LP
LBC Credit Partners II LP
LBC Credit Partners III, L.P.
LBC Credit Partners IV, L.P.
LBC Credit Partners LP
LBC Credit Partners V Feeder, L.P.
LBC Credit Partners V, L.P.
LBC Credit Partners VI Feeder LP
LBC Credit Partners VI LP
LBC-P Credit Fund, L.P.
CIFC Direct Lending Evergreen Funding LLC
CIFC CLO Alpha Fund II LP
CIFC CLO Alpha Fund LP
CIFC CLO Management II LLC
CIFC CLO Management III LLC
CIFC CLO Management LLC
CIFC VS Management LLC
CIFC Asset Management Europe Ltd.
CIFC CLO MOPP Fund II LP
CIFC CLO Opportunity Master Fund III LP
CIFC CLO Opportunity Master Fund IV, LP

CIFC CLO Opportunity Master Fund V LP
CIFC CLO Strategic Partners II LP
CIFC CLO Strategic Partners LP
CIFC European Funding CLO I Designated Activity
Company
CIFC European Funding CLO II Designated Activity
Company
CIFC European Funding CLO III Designated Activity
Company
CIFC European Funding CLO IV Designated Activity
Company
CIFC European Funding CLO V Designated Activity
Company
CIFC European Funding CLO VI Designated Activity
Company
CIFC Funding 2013-II, Ltd.
CIFC Funding 2013-III-R, Ltd.
CIFC Funding 2014, Ltd.
CIFC Funding 2014-III, Ltd.
CIFC Funding 2014-II-R, Ltd.
CIFC Funding 2014-IV-R, Ltd.
CIFC Funding 2014-V, Ltd.
CIFC Funding 2015-IV, Ltd.
CIFC Funding 2016-I, Ltd
CIFC Funding 2017-I, Ltd.
CIFC Funding 2017-III, Ltd.
CIFC Funding 2017-IV, Ltd.
CIFC Funding 2017-V, Ltd.
CIFC Funding 2018-I, Ltd.
CIFC Funding 2018-II, Ltd
CIFC Funding 2018-III, Ltd.
CIFC Funding 2018-IV, Ltd.
CIFC Funding 2018-V, Ltd.
CIFC Funding 2019-I, Ltd.
CIFC Funding 2019-II, Ltd.
CIFC Funding 2019-III, Ltd.
CIFC Funding 2019-IV, Ltd.
CIFC Funding 2019-V, Ltd.
CIFC Funding 2019-VI, Ltd.
CIFC Funding 2020-I, Ltd.
CIFC Funding 2020-II, Ltd
CIFC Funding 2020-III, Ltd.
CIFC Funding 2020-IV, Ltd.
CIFC Funding 2021-I, Ltd.
CIFC Funding 2021-II, Ltd.
CIFC Funding 2021-III, Ltd.
CIFC Funding 2021-IV, Ltd.
CIFC Funding 2021-V, Ltd
CIFC Funding 2021-VI, Ltd.
CIFC Funding 2021-VII, Ltd.
CIFC Funding 2022-I, Ltd.
CIFC Funding 2022-II, Ltd
CIFC FUNDING 2022-III, LTD.
CIFC FUNDING 2022-IV, LTD.
CIFC FUNDING 2022-V, LTD.
CIFC FUNDING 2022-VI, LTD.
CIFC FUNDING 2022-VII, LTD.

CIFC Funding 2023-I, Ltd.
CIFC Funding 2023-II, Ltd.
CIFC Funding 2023-III, Ltd.
CIFC Funding 2024-I, Ltd.
CIFC Funding 2024-II, Ltd.
CIFC Funding 2024-III, Ltd.
CIFC Funding 2024-IV, Ltd.
CIFC Funding 2024-V, Ltd.
CIFC Funding 2025-I, Ltd.
CIFC Funding 2025-II, Ltd.
CIFC Global Floating Rate Credit Fund
CIFC Harbour Town Warehouse Ltd.
CIFC Javelin Warehouse Ltd.
CIFC Ravello Warehouse Ltd.
CIFC Goldeneye EU Warehouse Designated Activity Co
CIFC Spear III Warehouse Ltd.
CIFC Moneypenny EU Warehouse Designated Activity Co
TDC Broomsedge Warehouse Ltd.
CIFC One York Warehouse Ltd.
CIFC Quantum Solace EU WH Designated Activity Co
CIFC European Funding CLO III Designated Activity Co
TDC Wrangler Warehouse Ltd.
CIFC IG CLO J Fund LP
CIFC J Fund IG CLO LLC
CIFC J Fund Opportunistic CLO LLC
CIFC Loan Opportunity Fund II, Ltd.
CIFC Loan Opportunity Fund, Ltd.
CIFC Master Fund LP
CIFC MCC I Warehouse Ltd.
CIFC NPF (Lux) Fund S.C.Sp.-SIF
CIFC SC Credit Opportunities Fund LP
CIFC Stone Warehouse III Ltd.
CIFC VS Holdings LLC
CIFC-LBC Middle Market CLO 2023-1 LLC
TDC BBQ Warehouse II Ltd.
Texas Debt Capital CLO 2024-I, Ltd.
TDC Concentrated A-Facility Ltd.
Texas Debt Capital CLO 2024-II, Ltd.
Texas Debt Capital CLO 2023-I, Ltd.
Texas Debt Capital CLO 2023-II, Ltd.
Texas Debt Capital CLO 2025-I, Ltd.
Texas Debt Capital LP
CIFC Funding 2025-VIII, Ltd.
CIFC Funding 2025-VII, Ltd.
CIFC Credit Partners VII LP
CIFC Credit Partners VII Feeder LP
CIFC CLO Opportunity VI (UST) LP
CIFC CLO Opportunity Master Fund VI LP
CIFC CLO Opportunity Fund VI LP
CIFC Funding 2025-IX, Ltd.

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory

Schedule A

Existing Advisers to Existing Affiliated Funds

Name of Existing Adviser	Description

CIFC CLO Management LLC	a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with CIFC Asset Management LLC.

CIFC CLO Management II LLC	a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with CIFC Asset Management LLC.

CIFC CLO Management III LLC	a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with CIFC Asset Management LLC.

CIFC VS Management LLC	a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with CIFC Asset Management LLC.

CIFC Asset Management Europe Ltd.	is a private limited company incorporated under the Companies Act 2006, with its registered office in England and Wales. The firm is authorised and regulated by the UK Financial Conduct Authority (“FCA”) and is a “relying adviser” under the Advisers Act through a single registration with CIFC Asset Management LLC.

Schedule B

Existing Affiliated Funds

Existing Affiliated Fund	Investment Strategy	Investment Adviser

CETO Fund LP	Opportunistic Credit - The fund focuses on opportunistic credit. As part of its strategy, the fund invests in event-driven stressed and distressed credit-oriented investments as well as in “special situations.”	CIFC Asset Management LLC

CIFC Direct Lending Evergreen Fund SB SPV, LLC	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	CIFC Private Credit Management LLC

CIFC European Funding CLO VII Designated Activity Company	European CLO	CIFC Asset Management LLC

CIFC Funding 2019-VII, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-VI, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan Fund Unit Trust	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan ISR Fund LP	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan Master Fund LP	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Total Return Credit Fund I Unit Trust	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

LBC Credit Partners VI Holdings LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC CREDIT MANAGEMENT, L.P.

LBC Feeder Fund III, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC CREDIT MANAGEMENT, L.P.

LBC Feeder Fund IV, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC CREDIT MANAGEMENT, L.P.

LBC-A Credit Fund II, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC CREDIT MANAGEMENT, L.P.

LBC-P Co-Investment Fund, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC CREDIT MANAGEMENT, L.P.

Texas Debt Capital European CLO 2024-I Designated Activity Company	European CLO	CIFC CLO Management III LLC

Texas Debt Capital European CLO 2025-I Designated Activity Company	European CLO	CIFC CLO MANAGEMENT III LLC

CIFC CLO Alpha Fund II LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt or equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Alpha Fund LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt or equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO MOPP Fund II LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund III LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund III LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund III (UST) LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund III LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund IV (UST) LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund IV LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund IV, LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund IV LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund V (UST) LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund V LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund V LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund V LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Master Fund III LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Master Fund IV, LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Master Fund V LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Strategic Partners II LP	Structured Credit - The fund invests indirectly in its Risk Retention vehicle. As part of its strategy, the fund invests in the equity tranches of CLOs.	CIFC CLO Management II LLC

CIFC CLO Strategic Partners LP	Structured Credit - The fund invests indirectly in its Risk Retention vehicle. As part of its strategy, the fund invests in the equity tranches of CLOs.	CIFC CLO Management LLC

CIFC Direct Lending Evergreen (Cayman) Fund LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	CIFC Private Credit Management LLC

CIFC Direct Lending Evergreen (US) Fund LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	CIFC Private Credit Management LLC

CIFC Direct Lending Evergreen Funding LLC	Corporate Credit and Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies, and to a lesser extent, invests in broadly syndicated loans and other opportunistic corporate credit.	CIFC Asset Management LLC

CIFC European Funding CLO I Designated Activity Company	European CLO	CIFC CLO Management II LLC

CIFC European Funding CLO II Designated Activity Company	European CLO	CIFC CLO Management II LLC

CIFC European Funding CLO III Designated Activity Company	European CLO	CIFC Asset Management Europe Ltd.

CIFC European Funding CLO IV Designated Activity Company	European CLO	CIFC Asset Management Europe Ltd.

CIFC European Funding CLO V Designated Activity Company	European CLO	CIFC Asset Management Europe Ltd.

CIFC European Funding CLO VI Designated Activity Company	European CLO	CIFC Asset Management LLC

CIFC Funding 2013-II, Ltd.	US CLO	CIFC VS Management LLC

CIFC Funding 2013-III-R, Ltd.	US CLO	CIFC VS Management LLC

CIFC Funding 2014, Ltd.	US CLO	CIFC VS Management LLC

CIFC Funding 2014-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2014-II-R, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2014-IV-R, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2014-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2015-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2016-I, Ltd	US CLO	CIFC Asset Management LLC

CIFC Funding 2017-I, Ltd.	US CLO	CIFC CLO Management LLC

CIFC Funding 2017-III, Ltd.	US CLO	CIFC CLO Management LLC

CIFC Funding 2017-IV, Ltd.	US CLO	CIFC CLO Management LLC

CIFC Funding 2017-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2018-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2018-II, Ltd	US CLO	CIFC Asset Management LLC

CIFC Funding 2018-III, Ltd.	US CLO	CIFC CLO Management II LLC

CIFC Funding 2018-IV, Ltd.	US CLO	CIFC CLO Management II LLC

CIFC Funding 2018-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2019-VI, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2020-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2020-II, Ltd	US CLO	CIFC Asset Management LLC

CIFC Funding 2020-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2020-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-V, Ltd	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-VI, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2021-VII, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2022-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2022-II, Ltd	US CLO	CIFC Asset Management LLC

CIFC FUNDING 2022-III, LTD.	US CLO	CIFC Asset Management LLC

CIFC FUNDING 2022-IV, LTD.	US CLO	CIFC Asset Management LLC

CIFC FUNDING 2022-V, LTD.	US CLO	CIFC Asset Management LLC

CIFC FUNDING 2022-VI, LTD.	US CLO	CIFC Asset Management LLC

CIFC FUNDING 2022-VII, LTD.	US CLO	CIFC Asset Management LLC

CIFC Funding 2023-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2023-II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2023-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2024-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2024-II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2024-III, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2024-IV, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2024-V, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-I, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Global Floating Rate Credit Fund	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt and equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC Harbour Town Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC Javelin Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC Ravello Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC Goldeneye EU Warehouse Designated Activity Co	Warehouse for EU CLO	CIFC Asset Management LLC

CIFC Spear III Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC Moneypenny EU Warehouse Designated Activity Co	Warehouse for EU CLO	CIFC Asset Management LLC

TDC Broomsedge Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC One York Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC Quantum Solace EU WH Designated Activity Co	Warehouse for EU CLO	CIFC Asset Management LLC

CIFC European Funding CLO III Designated Activity Co	Warehouse for US CLO	CIFC Asset Management LLC

TDC Wrangler Warehouse Ltd.	Warehouse for US CLO	CIFC Asset Management LLC

CIFC IG CLO J Fund LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt and equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC J Fund IG CLO LLC	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC J Fund Opportunistic CLO LLC	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC Loan Opportunity Fund II, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Loan Opportunity Fund, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Master Fund LP	Structured Credit primarily - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments. The fund may also at its discretion invests opportunistically in other corporate credit or private credit when an opportunity arises.	CIFC Asset Management LLC

CIFC MCC I Warehouse Ltd.	US CLO Warehouse	CIFC Asset Management LLC

CIFC NPF (Lux) Fund S.C.Sp.-SIF	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans	CIFC Asset Management LLC

CIFC SC Credit Opportunities Fund LP	Opportunistic Credit - The fund focuses on opportunistic credit. As part of its strategy, the fund invests in event-driven stressed and distressed credit-oriented investments as well as in “special situations.”	CIFC Asset Management LLC

CIFC Secondary Opportunities Fund II LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the debt and equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan Fund (Cayman) Ltd.	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan Fund 2013-I Ltd	Corporate Credit - The fund focuses on corporate credit. As part of its strategy, the fund invest in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Senior Secured Corporate Loan Fund L.P.	Corporate Credit– the fund focuses on corporate credit. As part of its strategy, the fund invests in first lien broadly syndicated loans.	CIFC Asset Management LLC

CIFC Stone Warehouse III Ltd.	US CLO Warehouse	CIFC Asset Management LLC

CIFC CLO Enhanced Income Fund (UST) LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Enhanced Income Master Fund LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Enhanced Income Fund LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Enhanced Income Master Fund LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Enhanced Income Master Fund LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC-LBC Credit Fund O LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

CIFC VS Holdings LLC	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC VS Management LLC

CIFC-LBC Middle Market CLO 2023-1 LLC	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners II LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners III, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners IV, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners V Feeder, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners V, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners VI Feeder LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC Credit Partners VI LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

LBC-P Credit Fund, L.P.	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	LBC Credit Management, L.P.

TDC BBQ Warehouse II Ltd.	US CLO Warehouse	CIFC Asset Management LLC

Texas Debt Capital CLO 2024-I, Ltd.	US CLO	CIFC Asset Management LLC

TDC Concentrated A-Facility Ltd.	US CLO Warehouse	CIFC Asset Management LLC

Texas Debt Capital CLO 2024-II, Ltd.	US CLO	CIFC Asset Management LLC

Texas Debt Capital CLO 2023-I, Ltd.	US CLO	CIFC Asset Management LLC

Texas Debt Capital CLO 2023-II, Ltd.	US CLO	CIFC Asset Management LLC

Texas Debt Capital CLO 2025-I, Ltd.	US CLO	CIFC Asset Management LLC

Texas Debt Capital LP	Corporate Credit and Structured Credit - The fund invests in the equity tranches of CLOs and related investments, although it may invest in broadly syndicated loans from time to time.	CIFC Asset Management LLC

CIFC Funding 2025-VIII, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Funding 2025-VII, Ltd.	US CLO	CIFC Asset Management LLC

CIFC Credit Partners VII LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	CIFC Asset Management LLC

CIFC Credit Partners VII Feeder LP	Direct Lending - The fund focuses on the origination and management of a diversified portfolio of loans to U.S. companies.	CIFC Asset Management LLC

CIFC CLO Opportunity VI (UST) LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund VI LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Master Fund VI LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC CLO Opportunity Fund VI LP	Structured Credit - The fund focuses on structured credit. As part of its strategy, the fund invests directly in the master fund, CIFC CLO Opportunity Master Fund VI LP, which invests in the equity tranches of CLOs and related investments.	CIFC Asset Management LLC

CIFC Funding 2025-IX, Ltd.	US CLO	CIFC Asset Management LLC

VERIFICATION

The undersigned states that they have duly executed the foregoing Application for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CIFC Direct Lending Evergreen Fund

By:	/s/ Asha Richards
Name: Asha Richards
Title: Chief Legal Officer

CIFC Private Credit Management LLC

By:	/s/ Asha Richards
Name: Asha Richards
Title: General Counsel

CIFC Asset Management LLC

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory

LBC Credit Management, L.P.

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory

CETO FUND LP
CIFC Direct Lending Evergreen Fund SB SPV, LLC
CIFC European Funding CLO VII Designated Activity
Company
CIFC Funding 2019-VII, Ltd.
CIFC Funding 2025-III, Ltd.
CIFC Funding 2025-IV, Ltd.
CIFC Funding 2025-V, Ltd.
CIFC Funding 2025-VI, Ltd.
CIFC Senior Secured Corporate Loan Fund Unit Trust
CIFC Senior Secured Corporate Loan ISR Fund LP
CIFC Senior Secured Corporate Loan Master Fund LP
CIFC Total Return Credit Fund I Unit Trust
LBC Credit Partners VI Holdings LP
LBC Feeder Fund III, L.P.
LBC Feeder Fund IV, L.P.
LBC-A Credit Fund II, L.P.

LBC-P Co-Investment Fund, L.P.
Texas Debt Capital European CLO 2024-I Designated
Activity Company
Texas Debt Capital European CLO 2025-I Designated
Activity Company
CIFC CLO Opportunity Fund III LP
CIFC CLO Opportunity Fund III (UST) LP
CIFC CLO Opportunity Fund IV (UST) LP
CIFC CLO Opportunity Fund IV, LP
CIFC CLO Opportunity Fund V (UST) LP
CIFC CLO Opportunity Fund V LP
CIFC Direct Lending Evergreen (Cayman) Fund LP
CIFC Direct Lending Evergreen (US) Fund LP
CIFC Secondary Opportunities Fund II LP
CIFC Senior Secured Corporate Loan Fund (Cayman) Ltd.
CIFC Senior Secured Corporate Loan Fund 2013-I Ltd
CIFC Senior Secured Corporate Loan Fund L.P.
CIFC CLO Enhanced Income Fund (UST) LP
CIFC CLO Enhanced Income Fund LP
CIFC CLO Enhanced Income Master Fund LP
CIFC-LBC Credit Fund O LP
LBC Credit Partners II LP
LBC Credit Partners III, L.P.
LBC Credit Partners IV, L.P.
LBC Credit Partners LP
LBC Credit Partners V Feeder, L.P.
LBC Credit Partners V, L.P.
LBC Credit Partners VI Feeder LP
LBC Credit Partners VI LP
LBC-P Credit Fund, L.P.
CIFC Direct Lending Evergreen Funding LLC
CIFC CLO Alpha Fund II LP
CIFC CLO Alpha Fund LP
CIFC CLO Management II LLC
CIFC CLO Management III LLC
CIFC CLO Management LLC
CIFC VS Management LLC
CIFC Asset Management Europe Ltd.
CIFC CLO MOPP Fund II LP
CIFC CLO Opportunity Master Fund III LP
CIFC CLO Opportunity Master Fund IV, LP
CIFC CLO Opportunity Master Fund V LP
CIFC CLO Strategic Partners II LP
CIFC CLO Strategic Partners LP
CIFC European Funding CLO I Designated Activity
Company
CIFC European Funding CLO II Designated Activity
Company
CIFC European Funding CLO III Designated Activity
Company
CIFC European Funding CLO IV Designated Activity
Company
CIFC European Funding CLO V Designated Activity
Company
CIFC European Funding CLO VI Designated Activity
Company
CIFC Funding 2013-II, Ltd.
CIFC Funding 2013-III-R, Ltd.
CIFC Funding 2014, Ltd.
CIFC Funding 2014-III, Ltd.
CIFC Funding 2014-II-R, Ltd.
CIFC Funding 2014-IV-R, Ltd.

CIFC Funding 2014-V, Ltd.
CIFC Funding 2015-IV, Ltd.
CIFC Funding 2016-I, Ltd
CIFC Funding 2017-I, Ltd.
CIFC Funding 2017-III, Ltd.
CIFC Funding 2017-IV, Ltd.
CIFC Funding 2017-V, Ltd.
CIFC Funding 2018-I, Ltd.
CIFC Funding 2018-II, Ltd
CIFC Funding 2018-III, Ltd.
CIFC Funding 2018-IV, Ltd.
CIFC Funding 2018-V, Ltd.
CIFC Funding 2019-I, Ltd.
CIFC Funding 2019-II, Ltd.
CIFC Funding 2019-III, Ltd.
CIFC Funding 2019-IV, Ltd.
CIFC Funding 2019-V, Ltd.
CIFC Funding 2019-VI, Ltd.
CIFC Funding 2020-I, Ltd.
CIFC Funding 2020-II, Ltd
CIFC Funding 2020-III, Ltd.
CIFC Funding 2020-IV, Ltd.
CIFC Funding 2021-I, Ltd.
CIFC Funding 2021-II, Ltd.
CIFC Funding 2021-III, Ltd.
CIFC Funding 2021-IV, Ltd.
CIFC Funding 2021-V, Ltd
CIFC Funding 2021-VI, Ltd.
CIFC Funding 2021-VII, Ltd.
CIFC Funding 2022-I, Ltd.
CIFC Funding 2022-II, Ltd
CIFC FUNDING 2022-III, LTD.
CIFC FUNDING 2022-IV, LTD.
CIFC FUNDING 2022-V, LTD.
CIFC FUNDING 2022-VI, LTD.
CIFC FUNDING 2022-VII, LTD.
CIFC Funding 2023-I, Ltd.
CIFC Funding 2023-II, Ltd.
CIFC Funding 2023-III, Ltd.
CIFC Funding 2024-I, Ltd.
CIFC Funding 2024-II, Ltd.
CIFC Funding 2024-III, Ltd.
CIFC Funding 2024-IV, Ltd.
CIFC Funding 2024-V, Ltd.
CIFC Funding 2025-I, Ltd.
CIFC Funding 2025-II, Ltd.
CIFC Global Floating Rate Credit Fund
CIFC Harbour Town Warehouse Ltd.
CIFC Javelin Warehouse Ltd.
CIFC Ravello Warehouse Ltd.
CIFC Goldeneye EU Warehouse Designated Activity Co
CIFC Spear III Warehouse Ltd.
CIFC Moneypenny EU Warehouse Designated Activity Co
TDC Broomsedge Warehouse Ltd.
CIFC One York Warehouse Ltd.
CIFC Quantum Solace EU WH Designated Activity Co
CIFC European Funding CLO III Designated Activity Co
TDC Wrangler Warehouse Ltd.
CIFC IG CLO J Fund LP
CIFC J Fund IG CLO LLC
CIFC J Fund Opportunistic CLO LLC
CIFC Loan Opportunity Fund II, Ltd.
CIFC Loan Opportunity Fund, Ltd.

CIFC Master Fund LP
CIFC MCC I Warehouse Ltd.
CIFC NPF (Lux) Fund S.C.Sp.-SIF
CIFC SC Credit Opportunities Fund LP
CIFC Stone Warehouse III Ltd.
CIFC VS Holdings LLC
CIFC-LBC Middle Market CLO 2023-1 LLC
TDC BBQ Warehouse II Ltd.
Texas Debt Capital CLO 2024-I, Ltd.
TDC Concentrated A-Facility Ltd.
Texas Debt Capital CLO 2024-II, Ltd.
Texas Debt Capital CLO 2023-I, Ltd.
Texas Debt Capital CLO 2023-II, Ltd.
Texas Debt Capital CLO 2025-I, Ltd.
Texas Debt Capital LP
CIFC Funding 2025-VIII, Ltd.
CIFC Funding 2025-VII, Ltd.
CIFC Credit Partners VII LP
CIFC Credit Partners VII Feeder LP
CIFC CLO Opportunity VI (UST) LP
CIFC CLO Opportunity Master Fund VI LP
CIFC CLO Opportunity Fund VI LP
CIFC Funding 2025-IX, Ltd.

By:	/s/ Asha Richards
Name: Asha Richards
Title: Authorized Signatory